UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2021

Commission File Number 001-40459

ERO COPPER CORP.
(Translation of registrant's name into English)

625 Howe Street, Suite 1050
Vancouver, British Columbia V6C 2T6
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERO COPPER CORP.

	By:	/s/ Deepk Hundal
		Name:	Deepk Hundal
		Title:	VP, General Counsel and Corporate Secretary
Date: September 23, 2021

Exhibit Index

Exhibit Number	Description of Document

99.1	PRECIOUS METALS PURCHASE AGREEMENT